Exhibit 99.1

PAYSAFE REPORTS FOURTH QUARTER AND FULL YEAR 2023 RESULTS;

PROVIDES 2024 OUTLOOK

London, UK – March 7, 2024 – Paysafe Limited (“Paysafe” or the “Company”) (NYSE: PSFE), a leading payments platform, today announced its financial results for the fourth quarter and full year of 2023.

Fourth Quarter 2023 Financial Highlights

(Metrics compared to fourth quarter of 2022)

•
Revenue of $414.5 million, increased 8%; increased 6% on a constant currency basis
•
Total Payment Volume of $35.8 billion1, increased 8%
•
Net loss attributable to the Company of $12.1 million, or ($0.20) per diluted share, compared to $33.7 million, or ($0.56) per diluted share
•
Adjusted net income of $40.9 million, or $0.66 per diluted share, compared to $33.1 million, or $0.54 per diluted share
•
Adjusted EBITDA of $121.7 million, increased 13%; increased 11% on a constant currency basis
•
Net leverage2 decreased to 5.0x as of December 31, 2023, compared to 5.8x as of December 31, 2022

Full Year 2023 Financial Highlights

(Metrics compared to full year 2022)

•
Revenue of $1,601.1 million, increased 7%; increased 6% on a constant currency basis
•
Total Payment Volume of $140.2 billion1, increased 8%
•
Net loss attributable to the Company of $20.3 million, or ($0.33) per diluted share, compared to $1,862.7 million, or ($30.78) per diluted share
•
Adjusted net income of $143.9 million, or $2.33 per diluted share, compared to $137.0 million, or $2.25 per diluted share
•
Adjusted EBITDA of $458.7 million, increased 12%; increased 11% on a constant currency basis

Bruce Lowthers, CEO of Paysafe, commented: “We closed out 2023 strong with 8% revenue growth in Q4 and full year growth of 7%, reflecting our best year since coming public. We have undergone significant operating changes during this past year which has allowed us to deliver on the commitments that we set last March, driving revenue growth, Adjusted EBITDA expansion and a reduction in our net debt leverage ratio. Our team is excited about the opportunities ahead, and we look forward to building on this momentum in 2024 by investing in profitable growth, positioning us well for 2025 and beyond.”

Recent Strategic and Operational Highlights

•
Announced investment plans to expand Paysafe's go-to-market capabilities to support growth in target verticals, while enhancing client experience and operational efficiency
•
Paysafe ranked 2nd in the J.D. Power 2024 U.S. Merchant Services Satisfaction StudySM, outperforming the industry average for all study dimensions
•
Published Paysafe research highlighting a shift in how consumers plan to allocate disposable income, with 42% of survey respondents planning to prioritize spending on experiences over possessions
•
Improved consumer engagement and satisfaction, while reducing the rate of customer service contacts through enhancements to self-service, automation and next-gen customer service tools
•
Integrated Visa Network Tokens, adding an additional layer of protection for cardholders
•
Paysafe is now processing iGaming payments in 32 U.S. states and territories, adding seven new states in 2023, including the launch of Florida in Q4

(1)
Excludes embedded wallet related volumes of $0.2 billion and $9.2 billion in the fourth quarter of 2023 and 2022, respectively. Excludes embedded wallet related volumes of $20.5 billion and $37.5 billion in the full year 2023 and 2022, respectively.
(2)
Paysafe defines net leverage as the calculation of net debt (total debt less cash and cash equivalents) divided by the sum of the last twelve months (LTM) of Adjusted EBITDA. For the period ending December 31, 2023, total debt was $2,501.8 million and cash and cash equivalents was $202.3 million, and LTM Adjusted EBITDA was $458.7 million. For the period ending December 31, 2022, total debt was $2,643.5 million and cash and equivalents was $260.2 million, and LTM Adjusted EBITDA was $410.0 million.

Fourth Quarter and Full Year 2023 Summary of Consolidated Results

	Three Months Ended		Year Ended
	December 31,		December 31,
($ in thousands) (unaudited)	2023	2022	2023	2022
Revenue	$414,541	$383,568	$1,601,138	$1,496,137
Gross Profit (excluding depreciation and amortization)	$240,959	$227,443	$937,926	$882,112
Net loss attributable to the Company	$(12,129)	$(33,711)	$(20,251)	$(1,862,655)

Adjusted EBITDA	$121,741	$107,561	$458,663	$409,951
Adjusted net income attributable to the Company	$40,862	$33,089	$143,888	$137,043

Fourth Quarter 2023 Results

Total revenue for the fourth quarter of 2023 was $414.5 million, an increase of 8%, compared to $383.6 million in the prior year period, reflecting 8% growth in total payment volume. Excluding an $8.6 million favorable impact from changes in foreign exchange rates, total revenue increased 6%. Revenue from the Merchant Solutions segment increased 9%, led by double-digit growth from e-commerce solutions. Revenue from the Digital Wallets segment increased 8% on a reported basis and 3% on a constant currency basis, as a decline from eCash solutions was more than offset by double-digit growth from classic digital wallets, partly reflecting the Company's initiatives to increase consumer engagement and merchant checkout conversion rates. Growth from the Digital Wallets segment was also supported by new product features and interest revenue on consumer deposits.

Net loss attributable to the Company for the fourth quarter was $12.1 million, compared to $33.7 million in the prior year period. The decrease in net loss primarily reflects growth in operating income, including a decrease in share-based compensation expense, partly offset by an increase in tax expense.

Adjusted net income for the fourth quarter increased 23% to $40.9 million, compared to $33.1 million in the prior year period as strong growth in Adjusted EBITDA more than offset higher depreciation and amortization expense, excluding the amortization of acquired intangibles.

Adjusted EBITDA for the fourth quarter was $121.7 million, an increase of 13%, compared to $107.6 million in the prior year period. Excluding a $2.6 million favorable impact from changes in foreign exchange rates, Adjusted EBITDA increased 11% compared to the prior year period, primarily reflecting revenue growth, operating leverage and lower credit losses.

Fourth quarter operating cash flow was $61.6 million, compared to $64.1 million in the prior year period. Unlevered free cash flow was $89.6 million, compared to $99.9 million in the prior year period, which was mainly driven by movements in working capital.

Full Year 2023 Results

Total revenue for the full year 2023 was $1,601.1 million, an increase of 7%, compared to $1,496.1 million in the prior year. Excluding a $16.3 million favorable impact from changes in foreign exchange rates, total revenue increased 6% compared to the prior year. Revenue from the Merchant Solutions segment increased 7%. Revenue from the Digital Wallets segment increased 7% on a reported basis and 5% on a constant currency basis. Growth drivers for the full year 2023 were consistent with those in the fourth quarter of 2023, driven by Paysafe's

e-commerce solutions and classic digital wallets, including the benefit of interest revenue earned on consumer deposits, coupled with continued growth and resilience in the U.S. SMB market.

Net loss attributable to the Company for the full year 2023 was $20.3 million, compared to $1,862.7 million in the prior year. The decrease in net loss was largely attributable to non-cash charges related to the impairment of goodwill and intangibles recognized in 2022, as well as a decrease in restructuring expense, partly offset by the recognition of income tax expense in 2023, compared to an income tax benefit in 2022, as well as a decrease in other income.

Adjusted EBITDA for the full year 2023 was $458.7 million, an increase of 12%, compared to $410.0 million in the prior year. Excluding an $5.6 million favorable impact from changes in foreign exchange rates, Adjusted EBITDA increased 11%, primarily reflecting revenue growth, operating leverage and lower credit losses.

Adjusted net income for the full year 2023 increased 5% to $143.9 million, compared to $137.0 million in the prior year. The increase in adjusted net income was largely attributable to the same factors that contributed to growth in Adjusted EBITDA, partly offset by an increase in depreciation and amortization expense, excluding the amortization of acquired intangibles, and an increase in interest expense.

Operating cash flow for 2023 was $234.0 million, compared to $237.2 million in the prior year. Unlevered free cash flow increased to $318.3 million, compared to $295.8 million in the prior year due to movements in working capital, partly offset by an increase in capital expenditures.

Balance Sheet

As of December 31, 2023, total cash and cash equivalents were $202.3 million, total debt was $2.5 billion and net debt was $2.3 billion. Compared to December 31, 2022, total debt decreased by $141.6 million, reflecting net repayments of $174.3 million as well as movement in foreign exchange rates.

Summary of Segment Results

	Three Months Ended			Year Ended
	December 31,		YoY	December 31,		YoY
($ in thousands) (unaudited)	2023	2022	change	2023	2022	change
Revenue:
Merchant Solutions	$227,280	$208,505	9%	$878,346	$817,353	7%
Digital Wallets	$191,287	$177,141	8%	$734,669	$686,165	7%
Intersegment	$(4,026)	$(2,078)	94%	$(11,877)	$(7,381)	61%
Total Revenue	$414,541	$383,568	8%	$1,601,138	$1,496,137	7%

Adjusted EBITDA:
Merchant Solutions	$56,582	$51,022	11%	$222,154	$200,304	11%
Digital Wallets	$82,356	$77,127	7%	$318,706	$289,413	10%
Corporate	$(17,197)	$(20,588)	16%	$(82,197)	$(79,766)	-3%
Total Adjusted EBITDA	$121,741	$107,561	13%	$458,663	$409,951	12%

Full Year 2024 Financial Guidance

($ in millions) (unaudited)	Full Year 2024
Revenue	$1,688 - $1,712
Adjusted EBITDA	$473 - $488

Webcast and Conference Call

Paysafe will host a live webcast to discuss the results today at 8:30 a.m. (ET). The webcast and supplemental information can be accessed on the investor relations section of the Paysafe website at ir.paysafe.com. An archive will be available after the conclusion of the live event and will remain available via the same link for one year.

Time	Thursday, March 7 2024, at 8:30 a.m. ET
Webcast	Go to the Investor Relations section of the Paysafe website to listen and view slides
Dial in	877-407-3037 (U.S. toll-free); 215-268-9852 (International)

About Paysafe

Paysafe Limited (“Paysafe”) (NYSE: PSFE) (PSFE.WS) is a leading payments platform with an extensive track record of serving merchants and consumers in the global entertainment sectors. Its core purpose is to enable businesses and consumers to connect and transact seamlessly through industry-leading capabilities in payment processing, digital wallet, and online cash solutions. With over 20 years of online payment experience, an annualized transactional volume of $140 billion in 2023, and approximately 3,200 employees located in 12+ countries, Paysafe connects businesses and consumers across 260 payment types in over 40 currencies around the world. Delivered through an integrated platform, Paysafe solutions are geared toward mobile-initiated transactions, real-time analytics and the convergence between brick-and-mortar and online payments. Further information is available at www.paysafe.com.

Contacts

Media

Crystal Wright

Paysafe

crystal.wright@paysafe.com

+1 (904) 328-7740

Investors

Kirsten Nielsen

Paysafe

+1 (646) 901-3140

kirsten.nielsen@paysafe.com

Forward-looking Statements

This press release includes “forward-looking statements” within the meaning of U.S. federal securities laws. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Paysafe Limited’s (“Paysafe,” “PSFE,” the “Company,” “we,” “us,” or “our”) actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “anticipate,” “appear,” “approximate,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “forecast,” “foresee,” “guidance,” “intends,” “likely,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” "will," “would” and variations of such words and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, without limitation, Paysafe’s expectations with respect to future performance.

These forward-looking statements involve significant risks, uncertainties, and events that may cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. While the Company believes its assumptions concerning future events are reasonable, a number of factors could cause actual results to differ materially from those projected, including, but not limited to: cyberattacks and security vulnerabilities; complying with and changes in money laundering regulations, financial services regulations, cryptocurrency regulations, consumer and business privacy and data use regulations or other regulations in Bermuda, the UK, Ireland, Switzerland, the United States, Canada and elsewhere; risks related to our focus on specialized and high-risk verticals; geopolitical events and the economic and other impacts of such geopolitical events and the responses of governments around the world; acts of war and terrorism; the effects of global economic uncertainties, including inflationary pressure and rising interest rates, on consumer and business spending; risks associated with foreign currency exchange rate fluctuations; changes in our relationships with banks, payment card networks, issuers and financial institutions; risk related to processing online payments for merchants and customers engaged in the online gambling and foreign exchange trading sectors; risks related to becoming an unwitting party to fraud or being deemed to be handling proceeds resulting from the criminal activity by customers; the effects of chargebacks, merchant insolvency and consumer deposit settlement risk; changes to our continued financial institution sponsorships; failure to hold, safeguard or account accurately for merchant or customer funds; risks related to the availability, integrity and security of internal and external IT transaction processing systems and services; our ability to manage regulatory and litigation risks, and the outcome of legal and regulatory proceedings; failure of fourth parties to comply with contractual obligations; changes and compliance with payment card network operating rules; substantial and increasingly intense competition worldwide in the global payments industry; risks related to developing and maintaining effective internal controls over financial reporting; managing our growth effectively, including growing our revenue pipeline; any difficulties maintaining a strong and trusted brand; keeping pace with rapid technological developments; risks associated with the significant influence of our principal shareholders; the effect of regional epidemics or a global pandemic on our business; and other factors included in the “Risk Factors” in our Form 20-F and in other filings we make with the SEC, which are available at https://www.sec.gov. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events.

Paysafe Limited Condensed Consolidated Balance Sheets (unaudited)

($ in thousands)	December 31, 2023	December 31, 2022
Assets
Current assets
Cash and cash equivalents	$202,322	$260,219
Customer accounts and other restricted cash	1,295,947	1,866,976
Accounts receivable, net of allowance for credit losses of $5,240 and $10,558, respectively	162,081	159,324
Settlement receivables, net of allowance for credit losses of $5,197 and $5,398, respectively	171,224	147,774
Prepaid expenses and other current assets	74,919	60,810
Total current assets	1,906,493	2,495,103
Deferred tax assets	77,273	104,538
Property, plant and equipment, net	17,213	11,947
Operating lease right-of-use assets	22,120	35,509
Derivative asset	10,427	17,321
Intangible assets, net	1,163,935	1,291,458
Goodwill	2,023,402	1,999,132
Other assets – non-current	6,838	2,048
Total non-current assets	3,321,208	3,461,953
Total assets	$5,227,701	$5,957,056

Liabilities and equity
Current liabilities
Accounts payable and other liabilities	$202,699	$241,529
Short-term debt	10,190	10,190
Funds payable and amounts due to customers	1,477,017	1,997,867
Operating lease liabilities – current	8,233	7,953
Income taxes payable	—	11,325
Contingent and deferred consideration payable – current	11,828	18,171
Liability for share-based compensation – current	2,701	11,400
Total current liabilities	1,712,668	2,298,435
Non-current debt	2,491,643	2,633,269
Operating lease liabilities – non-current	16,963	29,913
Deferred tax liabilities	111,705	118,791
Warrant liabilities	1,423	3,094
Liability for share-based compensation – non-current	3,108	4,942
Contingent and deferred consideration payable – non-current	6,878	8,975
Other liabilities – non-current	—	—
Total non-current liabilities	2,631,720	2,798,984
Total liabilities	4,344,388	5,097,419
Commitments and contingent liabilities
Total shareholders' equity	883,313	859,637
Total liabilities and shareholders' equity	$5,227,701	$5,957,056

Paysafe Limited Condensed Consolidated Statements of Operations (unaudited)

	Three Months Ended		Year Ended
	December 31,		December 31,
($ in thousands)	2023	2022	2023	2022
Revenue	$414,541	$383,568	$1,601,138	$1,496,137
Cost of services (excluding depreciation and amortization)	173,582	156,125	663,212	614,025
Selling, general and administrative	125,030	136,988	508,136	534,515
Depreciation and amortization	66,387	67,723	263,433	266,819
Impairment expense on goodwill and intangible assets	979	1,000	1,254	1,887,223
Restructuring and other costs	1,896	3,496	6,061	64,132
Loss on disposal of subsidiary and other assets, net	386	—	386	1,359
Operating income / (loss)	46,281	18,236	158,656	(1,871,936)
Other (expense) / income, net	(6,503)	(14,085)	13,081	83,778
Interest expense, net	(38,509)	(37,615)	(151,148)	(126,628)
Income / (loss) before taxes	1,269	(33,464)	20,589	(1,914,786)
Income tax expense / (benefit)	13,398	247	40,840	(52,502)
Net loss	$(12,129)	$(33,711)	$(20,251)	$(1,862,284)
Less: net income attributable to non-controlling interest	—	—	—	371
Net loss attributable to the Company	$(12,129)	$(33,711)	$(20,251)	$(1,862,655)

Net loss per share attributable to the Company – basic	$(0.20)	$(0.56)	$(0.33)	$(30.78)
Net loss per share attributable to the Company – diluted	$(0.20)	$(0.56)	$(0.33)	$(30.78)

Net loss	$(12,129)	$(33,711)	$(20,251)	$(1,862,284)
Other comprehensive income / (loss), net of tax of $0:
Gain / (loss) on foreign currency translation	12,805	21,409	14,330	(34,251)
Total comprehensive gain / (loss)	$676	$(12,302)	$(5,921)	$(1,896,535)
Less: comprehensive income attributable to non-controlling interest	—	0	—	371
Total comprehensive gain / (loss) attributable to the Company	$676	$(12,302)	$(5,921)	$(1,896,906)

Paysafe Limited Consolidated Net (loss) / income per share attributable to the Company

	Three Months Ended		Year Ended
	December 31,		December 31,
	2023	2022	2023	2022
Numerator ($ in thousands)
Net loss attributable to the Company - basic	$(12,129)	$(33,711)	$(20,251)	$(1,862,655)
Net loss attributable to the Company - diluted	$(12,129)	$(33,711)	$(20,251)	$(1,862,655)
Denominator (in millions)
Weighted average shares – basic	61.7	60.7	61.4	60.5
Weighted average shares – diluted	61.7	60.7	61.4	60.5
Net loss per share attributable to the Company
Basic	$(0.20)	$(0.56)	$(0.33)	$(30.78)
Diluted	$(0.20)	$(0.56)	$(0.33)	$(30.78)

Paysafe Limited Condensed Consolidated Statements of Cash Flow (unaudited)

	Year Ended
	December 31,
($ in thousands)	2023	2022 (1)
Cash flows from operating activities
Net loss	$(20,251)	$(1,862,284)
Adjustments for non-cash items:
Depreciation and amortization	264,145	266,819
Unrealized foreign exchange loss / (gain)	411	(44,157)
Deferred tax expense / (benefit)	19,692	(82,876)
Interest expense, net	(2,642)	24,394
Share-based compensation	28,873	62,354
Other income, net	(20,515)	(45,489)
Impairment expense on goodwill and intangible assets	1,254	1,887,223
Allowance for credit losses and other	21,186	35,541
Loss on disposal of subsidiary and other assets, net	386	1,359
Non-cash lease expense	8,937	7,034
Movements in working capital:
Accounts receivable, net	(18,813)	(34,224)
Prepaid expenses, other current assets, and related party receivables	6,953	(13,085)
Accounts payable, other liabilities, and related party payables	(32,974)	17,400
Income tax (receivable) / payable	(22,620)	17,192
Net cash flows from operating activities	234,022	237,201
Cash flows in investing activities
Purchase of property, plant & equipment	(12,849)	(4,543)
Purchase of merchant portfolios	(30,735)	(56,438)
Other intangible asset expenditures	(89,319)	(89,065)
Acquisition of business, net of cash acquired	—	(424,722)
Net cash outflow on disposal of subsidiary	—	(826)
Receipts under derivative financial instruments	10,208	—
Cash outflow for merchant reserves	(24,400)
Cash inflow from merchant reserves	12,200	—
Other investing activities, net	(342)	—
Net cash flows used in investing activities	(135,237)	(575,594)
Cash flows from financing activities
Cash settled equity awards	(484)	(990)
Repurchases of shares withheld for taxes	(8,467)	(6,937)
Proceeds from exercise of warrants	5	3
Settlement funds - merchants and customers, net	(588,151)	686,877
Repurchase of borrowings	(167,424)	(45,511)
Proceeds from loans and borrowings	125,597	120,669
Repayments of loans and borrowings	(121,724)	(148,919)
Payment of debt issuance costs	—	(6,781)
Proceeds under line of credit	900,000	796,600
Repayments under line of credit	(900,000)	(771,600)
Receipts under derivative financial instruments, net	—	137
Contingent consideration received	300	2,621
Contingent and deferred consideration paid	(10,680)	(19,834)
Net cash flows (used in) / provided by financing activities	(771,028)	606,335
Effect of foreign exchange rate changes	43,317	(112,465)
(Decrease) / increase in cash and cash equivalents, including customer accounts and other restricted cash during the period	$(628,926)	$155,477
Cash and cash equivalents, including customer accounts and other restricted cash at beginning of the period	2,127,195	1,971,718
Cash and cash equivalents at end of the period, including customer accounts and other restricted cash	$1,498,269	$2,127,195

	Year Ended
	December 31,
	2023	2022
Cash and cash equivalents	$202,322	$260,219
Customer accounts and other restricted cash, net	1,295,947	1,866,976
Total cash and cash equivalents, including customer accounts and other restricted cash, net	$1,498,269	$2,127,195

(1)
During the fourth quarter of 2023, the Company elected to change its presentation of the cash flows associated with "Settlement receivables, net" and "Funds payable and amounts due to customers" from operating activities, to present them as financing activities within its Consolidated Statements of Cash Flows. Comparative amounts have been recast to conform to current period presentation. These recasts had no impact on the Consolidated Statements of Comprehensive Loss, Consolidated Statements of Financial Position or Consolidated Statements of Shareholders' Equity.

Non-GAAP Financial Measures

To supplement the Company’s condensed consolidated financial statements presented in accordance with generally accepted accounting principles, or GAAP, the company uses non-GAAP measures of certain components of financial performance. This includes Gross Profit (excluding depreciation and amortization), Adjusted EBITDA, Unlevered free cash flow, Adjusted net income, Adjusted net income per share, and Net leverage which are supplemental measures that are not required by, or presented in accordance with, accounting principles generally accepted in the United States (“U.S. GAAP”).

Gross Profit (excluding depreciation and amortization) is defined as revenue less cost of services (excluding depreciation and amortization). Management believes Gross Profit to be a useful profitability measure to assess the performance of our businesses and ability to manage cost.

Adjusted EBITDA is defined as net income/(loss) before the impact of income tax (benefit)/expense, interest expense, net, depreciation and amortization, share-based compensation, impairment expense on goodwill and intangible assets, restructuring and other costs, loss/(gain) on disposal of a subsidiaries and other assets, net, and other income/(expense), net. These adjustments also include certain costs and transaction items that are not reflective of the underlying operating performance of the Company. Management believes Adjusted EBITDA to be a useful profitability measure to assess the performance of our businesses and improves the comparability of operating results across reporting periods.

Adjusted net income excludes the impact of certain non-operational and non-cash items. Adjusted net income is defined as net income/(loss) attributable to the Company before the impact of other non-operating income / (expense), net, impairment expense on goodwill and intangible assets, restructuring and other costs, accelerated amortization of debt fees, amortization of acquired assets, loss/(gain) on disposal of subsidiaries and other assets, share-based compensation, discrete tax items and the income tax (benefit)/expense on these non-GAAP adjustments. Adjusted net income per share is adjusted net income as defined above divided by adjusted weighted average dilutive shares outstanding. Management believes the removal of certain non-operational and non-cash items from net income enhances shareholders ability to evaluate the Company’s business performance and profitability by improving comparability of operating results across reporting periods.

Unlevered free cash flow is defined as net cash flows provided by/used in operating activities, adjusted for the impact of capital expenditure, payments relating to restructuring and other costs and cash paid for interest. Capital expenditure includes purchases of property plant & equipment and purchases of other intangible assets, including software development costs. Capital expenditure does not include purchases of merchant portfolios. Management believes unlevered free cash flow to be a liquidity measure that provides useful information about the amount of cash generated by the business.

Net leverage is defined as net debt (gross debt less cash and cash equivalents) divided by the last twelve months Adjusted EBITDA. Management believes net leverage is a useful measure of the Company's credit position and progress towards leverage targets.

Management believes the presentation of these non-GAAP financial measures, including Gross Profit, Adjusted EBITDA, Unlevered free cash flow, Adjusted net income, Adjusted net income per share, and Net leverage when considered together with the Company’s results presented in accordance with GAAP, provide users with useful supplemental information in comparing the operating results across reporting periods by excluding items that are not considered indicative of Paysafe’s core operating performance. In addition, management believes the presentation of these non-GAAP financial measures provides useful supplemental information in assessing the Company’s results on a basis that fosters comparability across periods by excluding the impact on the Company’s reported GAAP results of acquisitions and dispositions that have occurred in such periods. However, these non-GAAP measures exclude items that are significant in understanding and assessing Paysafe’s financial results or position. Therefore, these measures should not be considered in isolation or as alternatives to revenue, net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP.

You should be aware that Paysafe’s presentation of these measures may not be comparable to similarly titled measures used by other companies. In addition, the forward-looking non-GAAP financial measure of Adjusted

EBITDA provided herein have not been reconciled to the comparable GAAP measure due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations. We have reconciled the historical non-GAAP financial measures presented herein to their most directly comparable GAAP financial measures. A reconciliation of our forward-looking non-GAAP financial measures to their most directly comparable GAAP financial measures cannot be provided without unreasonable effort because of the inherent difficulty of accurately forecasting the occurrence and financial impact of the adjusting items necessary for such reconciliations that have not yet occurred, are out of our control, or cannot be reasonably predicted. For the same reasons, we are unable to address the probable significance of the unavailable information, which could be material to future results.

Reconciliation of GAAP Net Loss to Adjusted EBITDA

	Three Months Ended		Year Ended
	December 31,		December 31,
($ in thousands)	2023	2022	2023	2022
Net loss	$(12,129)	$(33,711)	$(20,251)	$(1,862,284)
Income tax expense / (benefit)	13,398	247	40,840	(52,502)
Interest expense, net	38,509	37,615	151,148	126,628
Depreciation and amortization	66,387	67,723	263,433	266,819
Share-based compensation expense	5,812	17,106	28,873	62,354
Impairment expense on goodwill and intangible assets	979	1,000	1,254	1,887,223
Restructuring and other costs	1,896	3,496	6,061	64,132
Loss on disposal of subsidiaries and other assets, net	386	—	386	1,359
Other expense / (income), net	6,503	14,085	(13,081)	(83,778)
Adjusted EBITDA	$121,741	$107,561	$458,663	$409,951

Reconciliation of Operating Cash Flow to Non-GAAP Unlevered Free Cash Flow

	Three Months Ended		Year Ended
	December 31,		December 31,
($ in thousands)	2023	2022 (1)	2023	2022 (1)
Net cash inflows from operating activities	$61,592	$64,145	$234,022	$237,201
Capital expenditure	(20,646)	(23,915)	(102,168)	(93,608)
Cash paid for interest	46,543	38,614	153,790	102,234
Payments relating to Restructuring and other costs	2,093	21,102	32,655	49,970
Unlevered Free Cash Flow	$89,582	$99,946	$318,299	$295,797
Adjusted EBITDA	121,741	107,561	458,663	409,951

(1)
During the fourth quarter of 2023, the Company elected to change its presentation of "Settlement receivables, net" and "Funds payable and amounts due to customers" from operating activities, to present them as financing activities within its consolidated statements of cash flows. As a result, the reconciling item related to "Movements in customer accounts and other restricted cash, net" is no longer required in the unlevered free cash flow reconciliation. Comparative amounts have been recast to conform to current period presentation.

Reconciliation of GAAP Gross Profit to Non-GAAP Gross Profit (excluding depreciation and amortization)

	Three Months Ended		Year Ended
	December 31,		December 31,
($ in thousands)	2023	2022	2023	2022
Revenue	$414,541	$383,568	$1,601,138	$1,496,137
Cost of services (excluding depreciation and amortization)	173,582	156,125	663,212	614,025
Depreciation and amortization	66,387	67,723	263,433	266,819
Gross Profit (1)	$174,572	$159,720	$674,493	$615,293
Depreciation and amortization	66,387	67,723	263,433	266,819
Gross Profit (excluding depreciation and amortization)	$240,959	$227,443	$937,926	$882,112

(1)
Gross Profit has been calculated as revenue, less cost of services and depreciation and amortization. Gross profit is not presented within the Company's consolidated financial statements.

Reconciliation of GAAP Net Loss to Adjusted Net Income

	Three Months Ended		Year Ended
	December 31,		December 31,
($ in thousands)	2023	2022	2023	2022
Net loss attributable to the Company	$(12,129)	$(33,711)	$(20,251)	$(1,862,655)
Other non operating expense / (income), net (1)	9,539	14,438	(3,313)	(89,383)
Impairment expense on goodwill and intangible assets	979	1,000	1,254	1,887,223
Amortization of acquired assets (2)	33,531	40,317	135,393	167,345
Restructuring and other costs	1,896	3,496	6,061	64,132
Loss on disposal of subsidiaries and other assets, net	386	—	386	1,359
Share-based compensation expense	5,812	17,106	28,873	62,354
Discrete tax items (3)	12,785	24,672	37,983	36,311
Income tax expense on non-GAAP adjustments (4)	(11,937)	(34,229)	(42,498)	(129,643)
Adjusted net income attributable to the Company	$40,862	$33,089	$143,888	$137,043
(in millions)
Weighted average shares - diluted	61.7	60.7	61.4	60.5
Adjusted diluted impact	0.1	0.5	0.3	0.4
Adjusted weighted average shares - diluted	61.8	61.2	61.7	60.9

(1)
Other non-operating expense / (income), net primarily consists of income and expenses outside of the Company's operating activities, including, fair value gain / loss on warrant liabilities and derivatives, gain / loss on repurchases of debt and gain / loss on foreign exchange. For the three and twelve months ended December 31, 2023, this item also includes the gain to repurchase secured notes and fair value loss on derivative instruments.
(2)
Amortization of acquired asset represents amortization expense on the fair value of intangible assets acquired through various Company acquisitions, including brands, customer relationships, software and merchant portfolios.
(3)
Discrete tax items mainly represent (a) valuation allowance recorded on deferred tax assets of $9,864 and $22,227 for the three months ended December 31, 2023 and 2022, respectively and $25,397 and $32,450 for the year ended December 31, 2023 and 2022, respectively (b) measurement period adjustments which were $4,629 and $516 for the three months ended December 31, 2023 and 2022, respectively and $8,829 and $3,860 for the year ended December 31, 2023 and 2022, respectively and (c) discrete tax expense or benefit on share-based compensation, which would not have been incurred as share-based compensation expense is removed from adjusted net income, of $618 and $0 for the three months ended December 31, 2023 and 2022, respectively and $4,595 and $0 for the year ended December 31, 2023 and 2022, respectively. The remaining discrete tax items relate to changes in uncertain tax positions and the remeasurement of certain deferred tax balances due to changes in the statutory tax rates in certain jurisdictions.
(4)
Income tax expense on non-GAAP adjustments reflects the tax expense on each taxable adjustment using the current statutory tax rate of the applicable jurisdiction specific to that adjustment.

Adjusted Net Income per Share

	Three Months Ended		Year Ended
	December 31,		December 31,
	2023	2022	2023	2022
Numerator ($ in thousands)
Adjusted net income attributable to the Company - basic	$40,862	$33,089	$143,888	$137,043
Adjusted net income attributable to the Company - diluted	$40,862	$33,089	$143,888	$137,043
Denominator (in millions)
Weighted average shares – basic	61.7	60.7	61.4	60.5
Adjusted weighted average shares – diluted (1)	61.8	61.2	61.7	60.9
Adjusted net income per share attributable to the Company
Basic	$0.66	$0.55	$2.34	$2.26
Diluted	$0.66	$0.54	$2.33	$2.25

(1)
The denominator used in the calculation of diluted adjusted net income per share attributable to the Company for the three and twelve months ended December 31, 2023 and 2022 has been adjusted to include the dilutive effect of the Company's restricted stock units.